

Mail Stop 4631

September 8, 2009

Mr. Robert Hasson
Interim Chief Financial Officer, Sionix Corporation
3880 East Eagle Drive
Anaheim, CA 92807

      RE: **Form 8-K Item 4.01 filed August 18, 2009**
             Form 8-K Item 4.01 filed July 29, 2009
             File No. 002-95626-D

Dear Mr. Hasson:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3732.

                    Sincerely,

                    Melinda Hooker
                    Staff Accountant